Zi Unveils New Predictive Text Solution for Mobile Email Users

eZiType™ Improves Speed and Accuracy when Creating Wireless Emails and Instant Messages

3GSM World Congress, Barcelona, Spain and Calgary, AB, Canada, February13, 2006 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced at the 3GSM World Congress the release of eZiType™, a comprehensive predictive text entry product for mobile email users. Ideal for keyboard-based mobile devices such as smartphones, PDAs and gaming consoles, eZiType improves the mobile email user's text entry experience by enhancing typing speed and spelling accuracy. Zi Corporation will be demonstrating the new eZiType at stand E40 in Hall 2 at the 3GSM World Congress in Barcelona, February 13 to 16, 2006.

The mobile email market is expected to reach more than 123 million users by 2009, growing at an astounding 3075 percent over the next four years according to Gartner Research. This explosive growth also presents many challenges for mobile keyboard users.

eZiType is specifically designed to alleviate text input challenges on mobile email devices, such as slowed input, spelling errors due to double-key presses and bumpy on-the-go environments that make accurate typing difficult. eZiType features a unique auto-correction feature that automatically identifies misspelled words and offers corrected word suggestions for easy selection. In addition, eZiType offers Zi's innovative predictive text technology, empowering users with full-world prediction capabilities.

"Intelligent interface solutions for mobile email devices present a great opportunity for Zi," said Milos Djokovic, chief technical officer and chief operating officer of Zi Corporation. "By making the small form factor of these devices easier to use and more intuitive, Zi is helping mobile email users become more efficient, increasing usage rates among subscribers."

"With the addition of eZiType to our comprehensive suite of multi-modal input products, Zi is improving the input experience for users across the globe to utilize text messaging, mobile emailing, and search and discovery on their mobile devices," added Djokovic.

Zi's multi-modal text input portfolio enables a consistent and familiar user interface among input modes. eZiType is designed to work harmoniously with Zi's family of text input products, including Zi's eZiText® one-touch keypad prediction, eZiTap™ multi-tap keypad prediction, and Decuma predictive handwriting for pen-input. Zi products are modular and have the flexibility to be compiled together to reduce overall memory consumption on devices for manufacturers.

Completely device agnostic, eZiType can be implemented on any configuration of keyboard, including virtual keyboards, hardware QWERTY keyboards, other language keyboards and even 'rocker-style' designs. In addition to its predictive text and auto-correction features, eZiType offers smart punctuation, phrase and next word prediction, multi-candidate display and dual language messaging. eZiType also learns usage patterns, enabling users to personalize their devices.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, eZiType for keyboard prediction with auto-correction, Decuma® for predictive pen-input handwriting recognition and the Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in Zi Corporation's most recent reports on SEDAR, Form 20-F and Form 6-K, each as it may be amended from time to time. Zi Corporation's results of operations for the second quarter and six months ended June 30, 2005 are not necessarily indicative of Zi Corporation's operating results for any future periods. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap, eZiType and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

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